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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

New Media Lottery Services, Inc.
(Name of Issuer)

Common Stock
$0.001 Par Value
 (Title of Class of Securities)

64704T 101
(CUSIP Number)

Robert Press
Trafalgar Capital Specialized Investment Fund
4, rue Thomas Edison
L-1445 Luxembourg-Strassen

Copy to:

Clayton E. Parker, Esq.
K&L Gates LLP
200 South Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300
_________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐  .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page)

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SCHEDULE 13D

1	NAME OF REPORTING PERSON
Trafalgar Capital Specialized Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
9,005,700 shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
9,005,700 shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,005,700 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42% of Common Stock
14	TYPE OF REPORTING PERSON
OO
(1) This calculation is based on 21,442,143 shares of common stock outstanding as of December 22, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2008.

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SCHEDULE 13D

1	NAME OF REPORTING PERSON
Trafalgar Capital, Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
9,005,700 shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
9,005,700 shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,005,700 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42% of Common Stock
14	TYPE OF REPORTING PERSON
OO
(1) This calculation is based on 21,442,143 shares of common stock outstanding as of December 22, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2008.

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Item 1.  Security And Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of New Media Lottery Services, Inc. (the “Issuer”).  According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2008 (the “October Form 10-Q”), the principal executive office of the Issuer is located at 370 Neff Avenue, Suite L, Harrisonburg, Virginia 22801.

Item 2.  Identity And Background

(a), (f)
 This Schedule 13D is being filed by: (i) Trafalgar Capital Specialized Investment Fund (“Trafalgar Capital”) (organized in Luxembourg) and (ii) Trafalgar Capital, Sarl (organized in Luxembourg) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated April 23, 2009, a copy of which is attached hereto as Exhibit 1.

(b)	The business address of each of the Reporting Persons is 4, rue Thomas Edison, L-1445 Luxembourg-Strassen.

(c)	Trafalgar Capital is an investment fund. Trafalgar Capital, Sarl’s principal business is serving as the general partner of Trafalgar Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source And Amount Of Funds Or Other Consideration

On March 24, 2009 Trafalgar Capital entered into a Loan Facility Restructuring Agreement (the “Restructure Agreement”) with Milton Dresner, Joseph Dresner, the Issuer and New Media Lottery Services PLC (“New Media PLC”), 80.23% of the common shares of which are owned by the Issuer.  Pursuant to the terms of the Restructure Agreement, Trafalgar Capital agreed to restructure certain repayments due to Trafalgar Capital from New Media PLC under that certain Convertible Loan Agreement, dated May 30, 2008, in the amount of €1,300,000, and that certain Convertible Loan Agreement, dated October 31, 2008, in the amount of €1,150,000 (collectively, the “Loans”).  On April 16, 2009, as partial consideration for restructuring the repayments due under the Loans, Trafalgar Capital acquired 9,005,700 shares of the Issuer’s Common Stock from Milton Dresner and Joseph Dresner.  As additional security for the Loans, the Issuer also entered into (i) a Cross Corporate Guarantee & Indemnity Deed on March 24, 2009 with respect to the obligations of New Media PLC in favor of Trafalgar, and (ii) a Share Pledge Agreement dated March 24, 2009 whereby the Issuer pledged its shares in New Media PLC to Trafalgar.

Item 4.  Purpose Of Transaction

Trafalgar Capital acquired 9,005,700 shares of the Issuer’s Common Stock from Milton Dresner and Joseph Dresner in connection with a financing transaction with the Issuer’s subsidiary, New Media PLC.  The shares were transferred to Trafalgar Capital as partial consideration for agreeing to restructure repayments due to Trafalgar Capital by New Media PLC under the Loans.

Item 5.  Interest In Securities Of The Issuer

(a)-(b)  Based upon the October Form 10-Q, 21,442,143 shares of Common Stock of the Issuer were outstanding as of December 22, 2008.  Based on the foregoing, the Reporting Persons beneficially own approximately 42% of the Common Stock outstanding on December 22, 2008.

Trafalgar Capital, Sarl, as the general partner of Trafalgar Capital, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the above reported securities with Trafalgar Capital. Trafalgar Capital, Sarl disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(c)           On April 16, 2009, Milton Dresner and Joseph Dresner transferred 9,005,700 shares of the Issuer’s Common Stock to Trafalgar Capital.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

In addition to the contracts, arrangements and understandings described herein, the Loans are convertible into ordinary shares of New Media PLC.  In addition, in connection with the Loans, Trafalgar Capital entered into an Amended and Restated Debenture dated October 31, 2008 with New Media PLC, which provides for a security interest in all of New Media PLC’s property, assets and receivables (the “Debenture”).  As additional consideration for the Loans, New Media PLC issued to Trafalgar warrants to purchase (i) up to 1,500,000 ordinary shares of New Media PLC at a price of 5 pence per share through May 30, 2010, and (ii) warrants to purchase up to 3,000,000 ordinary shares of New Media PLC at a price of 5 pence per share through April 30, 2010.

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement	Provided herewith
Exhibit 2	Loan Facility Restructuring Agreement	Provided herewith
Exhibit 3	Cross Corporate Guarantee & Indemnity Deed	Provided herewith

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2009

REPORTING PERSONS: TRAFALGAR CAPITAL SPECIALIZED INVESTMENT FUND

By:	/s/ Robert Press
Name: Robert Press
Title: Chief Investment Officer

TRAFALGAR CAPITAL, SARL

By:	/s/ Robert Press
Name: Robert Press
Title: Director

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Exhibit 1

Joint Filing Agreement

 In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of New Media Lottery Services, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 23 day of April, 2009.

Date:  April 23, 2009

TRAFALGAR CAPITAL SPECIALIZED INVESTMENT FUND

By:	/s/ Robert Press
Name: Robert Press
Title: Chief Investment Officer

TRAFALGAR CAPITAL, SARL

By:	/s/ Robert Press
Name: Robert Press
Title: Director